David E. Wise
                                 Attorney at Law
                            8794 Rolling Acres Trail
                          Fair Oaks Ranch, Texas 78015
                                 (830) 981-8165


                                 August 18, 2006

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re: Cavit Sciences, Inc./Registration Statement on Form SB-2/File No. 333-135740

Dear Mr. O'Brien:

     This letter is being sent to you in response to the Staff's letter to Mr. Colm J. King dated July 17, 2006, and as a follow up to our discussions during the conference calls held on July 21, 2006 and August 15, 2006.

     Subsequent to our conference call on July 21, 2006, Cavit and its auditors decided to move the audit date forward from May 31, 2006 to June 30, 2006. Amendment No.1 to the Form SB-2 being filed this day include audited financial statements through June 30, 2006. We believe that these audited financial statements comply with SFAS 7 and Article 11 of Regulation S-X.

     Cavit has provided historical financial information in Management's Plan of Operations under the caption "Patent Acquisition Information," as well as in
Note 7 of the audited financial statements

     Note 1 to these financial statements addresses the accounting treatment of the intellectual property acquired. Cavit complies with SFAS Nos. 142 and 144, has reviewed its intangible assets and at this time there is no indication that the carrying amount may not be recoverable. . Cavit is confident that the value of the intellectual property has been properly determined and since the assets were recently acquired, no further adjustment for impairment is justified at this time. Cavit will review the value of these assets for impairment on a quarterly basis in the future and make any adjustments it deems necessary.

     Cavit's management, board members and auditors have conducted considerable research and spent considerable time and effort in preparing and auditing these

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financial statements and believe they comply with the requirements of the
Securities Act of 1933, the rules and regulations under the Act and the requirements of the form.

     We have also made revisions to the narrative portion of Cavit's Form SB-2 registration statement, which we believe enhance the overall disclosure in the filing and further explain the nature of the asset acquisition, the reasons for the spin-off and the business of both Hard to Treat Disease, Inc. and Cavit going forward.

Sincerely,


/s/ David E. Wise
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David E. Wise